Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 August 6, 2014

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

August 6, 2014

Barclays Women in Leadership ETNs

August 2014

For Institutional Use Only. Not For Further Distribution. Not Intended For

Retail Investors.

For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.

Barclays Women in Leadership ETN (Ticker: WIL)

Overview

Barclays Women in Leadership ETNs (“the ETNs”) are linked to the Barclays Women in Leadership

Total Return USD Index (the WIL Index), which is designed to provide exposure to U.S.-based companies that satisfy one or both of the gender diversity criteria of having a female chief executive officer or having at least 25% female members on the board of directors.

ETN ticker: WIL

Index ticker: BXIIWILT

Listed on NYSE Arca

Yearly fee: 0.45% per annum calculated on a daily basis as described below1

Daily redemption to Barclays Bank PLC as issuer2

An investment in the ETNs involves significant risks, including the following, and may not be suitable for all investors:

ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party.

ETNs are riskier than ordinary unsecured debt obligations, and an investor may lose some or all of their principal in the investment.

ETNs do not represent a partnership or other interest in Index components and owning ETNs is not the same as owning interests in the index constituents or a security directly linked to any index constituent

Barclays WIL Index tracks:

Companies that are run by a female CEO and

Companies that have 25% or higher proportion of women on the board of directors

1. The investor fee for each ETN on any calendar day will be (1) 0.45% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net

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effect of the investor fee accumulates over time and is subtracted at a rate of 0.45% per year.

2. Subject to minimum size of 25,000 units and timing limitations as described in the relevant prospectus.

For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.

Barclays and Leadership Gender Diversity

Women are significantly under-represented in corporate executive leadership, yet a growing body of research* shows that companies with more gender-diverse leadership may exhibit strong corporate performance relative to those with less.

Barclays has added three female directors to its board in the last 4 years

Barclays has publicly committed to addressing the issue of leadership gender diversity

“At Barclays, we recognize that encouraging greater diversity within the organization is an essential driver of long-term, sustainable

Broader focus on building diverse leadership talent by increasing the percentage of women Directors and Managing Directors over time, aiming for 26% representation by 2018 success. It is vital that our colleagues represent a wide range of perspectives and skills so that they can better understand and serve our global customers and clients. This diverse talent pool helps us to drive innovation and support us in our goal of becoming the ‘Go-To’

bank for all of our stakeholders…

We continue to see women step into bigger leadership role within their organizations. In 2014, I want to see more female leaders have the opportunity to bring their ideas, vision and expertise to boardrooms across Britain, and indeed, the world.”

Antony Jenkins, The Female FTSE Board Report 2014

*Disclaimer: Barclays has not independently verified any research and takes no view on any claims made therein. Barclays has not conducted any research of its own in respect of the effect of gender diversity on corporate performance in connection with the development of Barclays WIL Index. Barclays has not investigated the existence of research arguing that gender diversity has either no impact, or a negative impact on corporate performance.

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For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.

Barclays WIL Index Mechanics

1. Share Universe Index considers shares listed on NYSE or NASDAQ and headquartered in the US

2. Liquidity Filter

Select stocks with at least:

$250 million market cap and

$million 3-month Daily Value 3. Women in

Leadership

Selection

25 Average Traded

In each of 10 GICS Sectors, rank companies that satisfy one

or both gender diversity criteria of having a female CEO

followed by at least 25% female members on the board of

directors

Select highest ranked10 stocks (up to 100 total) in each of the

10 GICS® sectors and weight according to market

capitalization with the maximum weight

4. Sector Cap &

Selection cap of 5%.

The Share of an issuer with a female CEO will be ranked higher than the Shares of all other issuers without a female CEO, regardless of board membership

Among issuers with a female CEO, the Shares of issuers with a higher percentage of female board membership will be ranked higher than the Shares of issuers with a lower percentage of female board membership

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For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.

Barclays WIL Index Sector Breakdown

As of July 18, 2014, Barclays WIL Index consisted of 84 companies: 35 companies have female CEOs The average percentage of women on the board of directors is 32%

No. of No. Companies with Average % of Female Sector

Sector Companies Female CEOs Directors on Board Weight

Consumer Discretionary 10 7 34.7% 3.7%

Consumer Staples 10 7 37.1% 17.6%

Energy 4 1 24.5% 3.9%

Financials 10 1 35.7% 9.8%

Health Care 9 3 30.2% 11.0%

Industrials 10 4 30.1% 10.0%

Information Technology 10 5 30.7% 18.4%

Materials 8 1 30.1% 8.7%

Telecommunication Services 3 1 34.5% 10.3%

Utilities 10 5 30.8% 6.7%

Top 10 Constituents by Allocation

Company Weight

PepsiCo, Inc. 5.00%

The Procter & Gamble Company 5.00%

Wells Fargo & Company 5.00%

Pfizer Inc. 5.00%

General Electric Company 5.00%

Google Inc. 5.00%

IBM Corp 5.00%

AT&T Inc. 5.00%

Verizon Communications Inc. 5.00%

Monsanto Company 2.57%

Source: Barclays, ISS. , as of July 18, 2014, subject to change. Source: Barclays, ISS. , as of July 18, 2014, subject to change.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.

Selected Risk Considerations

An investment in Barclays ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the gender diversity-based selection strategy of the index will be successful or that the index will able to outperform any stock index whose selection of constituent stocks is not based on the gender diversity criteria of the index.

The Index May Be Subject to Concentration Risks: The index may be more concentrated in a few industry sectors than more broad-based indices, which may subject the performance of the index to greater volatility and cause the index to be more adversely affected by negative economic, political or regulatory occurrences affecting those industry sectors than a more broadly diversified stock index.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index Constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, we cannot guarantee that a trading market for the ETNs will exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.

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For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.

Selected Risk Considerations

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Barclays Women in Leadership Total Return USD IndexTM is a trademark of Barclays Bank PLC.

©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED ? NO BANK GUARANTEE ? MAY LOSE VALUE.

7	| Barclays Women in Leadership ETN | August 2014

For Institutional Investors Only. Not for Further Distribution. Not Intended for Retail Investors.